Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended January 31,
(dollars in millions)	2016		2015		2014		2013		2012

Earnings from continuing operations before income taxes	$709.9		$737.5		$254.9		$643.6		$665.0
Fixed charges, less capitalized interest	125.1		134.8		133.3		120.1		114.2
Total earnings as defined	$835.0		$872.3		$388.2		$763.7		$779.2

Fixed Charges:
Interest expense before capitalization of interest [a]	$45.7		$58.9		$59.6		$55.1		$43.3
Estimated interest portion of rent expense	80.6		76.9		74.5		65.5		71.6
Total fixed charges [b]	$126.3		$135.8		$134.1		$120.6		$114.9

Ratio of Earnings to Fixed Charges	6.6	x	6.4	x	2.9	x	6.3	x	6.8	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.